UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	September 30, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dolphin Entertainment, Inc.
Full Name of Registrant

Former Name if Applicable

150 Alhambra Circle, Suite 1200
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Dolphin Entertainment, Inc., a Florida corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Form 10-Q”).

The Form 10-Q could not be filed within the prescribed time period required for non-accelerated filers without unreasonable effort and expense because additional time is required by the Company’s management to prepare certain financial information to be included in the Form 10-Q. The Company is diligently preparing such financial information for inclusion in the Form 10-Q and anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			✓	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenue increased by approximately $3.9 million and $7.9 million for the three and nine months ended September 30, 2021, respectively, as compared to the same periods in the prior year primarily due to the revenues of its recently acquired companies, Be Social and B/HI and increased revenues from our other subsidiaries, as customers were resuming spending for services we provide.

Operating expenses increased by approximately $3.3 million and $7.4 million for the three and nine months ended September 30, 2021, respectively, as compared to the same periods in the prior year primarily due to (i) operating expenses of Be Social and B/HI; (ii) payroll costs and benefits being restored in 2021; (iii) increase in consulting and audit related fees and (iv) increase in direct costs related to an increase in the revenues of one of our subsidiaries.

Other income increased by approximately $0.3 million for the three months ended September 30, 2021 as compared to the same period in prior year primarily due to a gain on extinguishment of debt from the Paycheck Protection Program loans offset by changes in the fair value of certain derivative instruments. Other income and expenses for the nine months ended September 30, 2021, decreased by approximately $2.7 million as compared to the same period in prior years primarily due to a change in fair value of warrants that resulted in an expense of $2.4 million on our consolidated statement of operations.

DOLPHIN ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2021	By:	/s/ Mirta A Negrini
Mirta A Negrini
Chief Financial Officer